FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of DECEMBER, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: DECEMBER 16, 2005



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            16 December 2005, Holding(s) in Company

Exhibit 99




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

UNILEVER PLC

2) Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST OWNED BY ACCOUNTS UNDER THE DISCRETIONARY INVESTMENT MANAGEMENT OF ONE OR MORE OF THE FOLLOWING INVESTMENT MANAGEMENT COMPANIES:
CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL LIMITED, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC., AND CAPITAL RESEARCH AND MANAGEMENT COMPANY.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL GUARDIAN TRUST COMPANY:

STATE STREET NOMINEES LIMITED 7,481,560

BANK OF NEW YORK NOMINEES 1,674,459

NORTHERN TRUST 468,274


CHASE NOMINEES LIMITED 25,664,510

BT GLOBENET NOMINEES LIMITED 1,002,618

MIDLAND BANK PLC 6,470,754

CEDE & CO. 157,592

DEUTSCHE BANK MANNHEIM 1,400

BANKERS TRUST 1,972,700

BARCLAYS BANK 167,700

CITIBANK LONDON 21,700

ROYAL TRUST 41,000

BROWN BROS. 63,120

NORTRUST NOMINEES 6,950,548

ROYAL BANK OF SCOTLAND 182,100

MSS NOMINEES LIMITED 96,100

STATE STREET BANK & TRUST CO. 300,700

CITIBANK 31,400

RBSTB NOMINEES LIMITED 3,100

CITBANK NA 73,000

HSBC BANK PLC 600

MELLON BANK NA 283,700

ROY NOMINEES LIMITED 91,400

MELLON NOMINEES (UK) LIMITED 1,865,314

HSBC 77,500

JP MORGAN CHASE BANK 2,131,287

TOTAL - CAPITAL GUARDIAN TRUST COMPANY: 57,274,136



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL LIMITED:

STATE STREET NOMINEES LIMITED 205,000

BANK OF NEW YORK NOMINEES 4,359,883

NORTHERN TRUST 1,873,847

CHASE NOMINEES LIMITED 2,490,087

MIDLAND BANK PLC 89,900

BANKERS TRUST 99,300

BARCLAYS BANK 122,700

CITIBANK LONDON 1,181,500

MORGAN GUARANTY 203,300

NORTRUST NOMINEES 2,824,441

ROYAL BANK OF SCOTLAND 295,800

MSS NOMINEES LIMITED 60,300

STATE STREET BANK & TRUST CO. 4,995,833

NATIONAL WESTMINSTER BANK 73,800

DEUTSCHE BANK AG 770,697

STATE STREET AUSTRALIA LTD 63,800

HSBC BANK PLC 729,000

MELLON BANK N.A. 173,235

NORTHERN TRUST AVFC 34,900

KAS UK 23,819

MELLON NOMINEES (UK) LIMITED 315,700

BANK ONE LONDON 139,800

CLYDESDALE BANK PLC 105,500

JP MORGAN CHASE BANK 92,700

TOTAL - CAPITAL INTERNATIONAL LIMITED: 21,324,842



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL S.A.:

STATE STREET NOMINEES LIMITED 7,800

BANK OF NEW YORK NOMINEES 7,900

CHASE NOMINEES LIMITED 1,047,977

MIDLAND BANK PLC 170,100

BARCLAYS BANK 122,900

BROWN BROS. 33,000

NORTRUST NOMINEES 10,500

MORGAN STANLEY 12,800

ROYAL BANK OF SCOTLAND 96,500

JP MORGAN 1,260,936

NATIONAL WESTMINSTER BANK 15,700

LLOYDS BANK 30,100

RBSTB NOMINEES 58,000

HSBC BANK PLC 66,920

TOTAL - CAPITAL INTERNATIONAL S.A.: 2,941,133



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL, INC.:

STATE STREET NOMINEES LIMITED 1,946,514

BANK OF NEW YORK NOMINEES 709,666

NORTHERN TRUST 33,300

CHASE NOMINEES LIMITED 2,044,730

MIDLAND BANK PLC 135,800

BANKERS TRUST 22,500

BROWN BROS. 73,900

NORTRUST NOMINEES 284,613

ROYAL BANK OF SCOTLAND 49,000

STATE STREET BANK & TRUST CO. 309,954

SUMITOMO TRUST & BANKING 15,400

CITIBANK 22,400

RBSTB NOMINEES LIMITED 14,900

CITIBANK NA 332,016

STATE STREET AUSTRALIA LIMITED 37,000

HSBC BANK PLC 74,500

JP MORGAN CHASE BANK 249,500

TOTAL - CAPITAL INTERNATIONAL, INC.: 6,355,693



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL RESEARCH AND MANAGEMENT COMPANY:

STATE STREET NOMINEES LIMITED 422,317

CHASE NOMINEES LIMITED 26,837,162

TOTAL - CAPITAL RESEARCH AND MANAGEMENT COMPANY: 27,259,479


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1.4P EACH

10) Date of transaction

13 December 2005

11) Date company informed

15 December 2005

12) Total holding following this notification

115,155,283

13) Total percentage holding of issued class following this notification

3.955%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JOANNE MCDONALD

020 7822 5860


16) Name and signature of authorised company official responsible for making this notification

ALISON DILLON

DEPUTY COMPANY SECRETARY

Date of notification 16 December 2005